Exhibit 12

TRATON SE | Dachauer Strasse 641 80995 Munich | Germany Board of Directors Navistar International Corporation 2701 Navistar Drive Lisle, IL 60532 USA	September 10, 2020 PRIVILEGED & CONFIDENTIAL

Chairman of the supervisory board:

Hans Dieter Pötsch

Executive Board:

Matthias Gründler (Chairman)

A. Roberto Cortes

Henrik Henriksson

Christian Levin

Christian Schulz

Dr. Ing. h.c. Andreas Tostmann

TRATON SE

Registered seat:

Munich / Germany

Registration court:

Amtsgericht München

Commercial register

HRB no. 246068

Attention:           Troy A. Clarke
Executive Chairman

Subject: Update on proposal

Gentlemen:

As you know, on January 30, 2020, TRATON SE (“TRATON”) submitted to the Board of Directors of Navistar International Corporation (“Navistar” or the “Company”) a proposal to acquire all outstanding shares of common stock of Navistar not already owned by TRATON at a price of $35 per share, in cash.

We believed our proposal offered an attractive premium to Navistar shareholders and fully reflected the intrinsic value of Company’s business and the incremental benefits of the combination.  Since that time, the ongoing coronavirus pandemic has resulted in unprecedented negative impacts on the U.S. and global economies.  Navistar has not escaped these impacts. Notwithstanding that, we have not reduced our proposal. In fact, quite to the contrary, we have responded to the Navistar Board’s feedback by indicating our willingness to increase our price multiple times. As you are aware, our proposals have been subject to customary due diligence, which Navistar has to date been unwilling to provide.

We have carefully considered Navistar’s position, and in response TRATON is prepared to increase its proposal to $43 per share, in cash. It offers an extremely attractive premium to Navistar shareholders (a premium of 48% over Navistar’s 90-day volume weighted average price of $29.11 as of September 9, 2020, and a premium of 79% over Navistar’s unaffected price on the day before our January 30, 2020 proposal).  We hope that the Navistar Board will agree that this forms the basis of due diligence and entering into negotiations.  If that is not the case, we would propose to withdraw our proposal and terminate discussions between the companies.

This proposal has been reviewed and approved by the highest level of executive management, the Management Boards (Vorstand) and Supervisory Boards (Aufsichtsrat) of both TRATON and the parent company of Volkswagen group, Volkswagen Aktiengesellschaft.

We would note that the proposal in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

We look forward to hearing from you at your earliest convenience.

Very truly yours,

TRATON SE

/s/ Matthias Gründler	/s/ Christian Schulz
Matthias Gründler, CEO	Christian Schulz, CFO

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